

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

February 13, 2013

Via E-mail
Mr. James M. Cassidy
President and Director
Wallgate Acquisition Corporation
215 Apolena Avenue
Newport Beach, CA 92662

> **Re:** **Wallgate Acquisition Corporation**
> **Amendment No.1 to Registration Statement on Form 10**
> **Filed January 30, 2013**
> **File No. 0-54833**

Dear Mr. Cassidy:

We have reviewed the filing and have the comments below.

Business, page 1

1. Refer to comment three in our letter dated November 6, 2012. As requested previously, please revise your disclosure in the first paragraph to disclose that you are a blank check company and also an "emerging growth company" as that term is defined in the Jumpstart Our Business Startups Act. We note that the revised disclosure is on the registration statement's facing page which precedes the business section.

Recent Blank Check Companies, page 20

2. Refer to comment 17 in our letter dated November 6, 2012. As indicated previously, the discussion should identify the specific change in control transaction that has occurred, including the identity of the target company and the value of the consideration given and received. For example, the Form 8-K filed by Cabinet Acquisition Corporation on October 8, 2009 indicates that a change of control occurred on that date with the redemption of 500,000 shares of common stock and the issuance of 3,000,000 shares of common stock. Besides including this information in your Form 10, the discussion should state the aggregate cost of the redemption of 500,000 shares of common stock and the aggregate amount of consideration received for the issuance of 3,000,000 shares of common. If cash was not received for the issuance of securities, disclose the value of securities issued. As appropriate, please revise throughout this section.

Mr. James M. Cassidy
Wallgate Acquisition Corporation
February 13, 2013
Page 2

Conflicts of Interest, page 26

3. Please revise your disclosure to include a summary of the information that you provided to us
    in response to comment 18 in our letter dated November 6, 2012.

Financial Statements

General

4. Since you did not withdraw your Form 10 before its going effective automatically, you are
    now subject to the reporting requirements of the Exchange Act. The Exchange Act requires
    that you file Forms 10-K and 10-Q even if we still have open comments on your Form 10.
    Please immediately file your Form 10-Q for the most recent interim period subsequent to July
    31, 2012. Please refer to Rule 13a-13 of the Exchange Act and General Instruction A to
    Form 10-Q.

        You may contact Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G.
Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions about comments on
the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel,
at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any other
questions.

                                        Very truly yours,

                                        /s/ Era Anagnosti

                                        for Pamela A. Long
                                        Assistant Director